April 4, 2007

Mr. Domenick Pugliese, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York  10022


      RE:	The Gabelli SRI Fund, Inc.
      Registration Statement File Nos. 333-141093 and 811-22026


Dear Mr. Pugliese:

	We have reviewed the registration statement on Form N-1A for The
Gabelli SRI Fund, Inc., filed with the Securities and Exchange
Commission on March 6, 2007.  We have the following comments:

PROSPECTUS

Principal Investment Strategies

1. It states that "in making stock selections, the Fund strives to develop a portfolio for the Fund that will earn a 10% real rate of return, before the deduction of Fund fees and expenses and sales charges." The statement appears to be a representation about the Fund`s future performance. See Rule 156 (b)(2)(ii) under the Securities Act. Please delete this statement and make corresponding changes to other sections of the registration statement that contain similar disclosure.

2. It states that "the Adviser will monitor each holding on a continuous basis to ensure its compliance with the Fund`s social guidelines. Securities that no longer meet these guidelines may be sold." Please explain to us the conditions and circumstances under which the Fund would not sell a security that no longer meets the social guidelines.

Who May Want to Invest:

3. It appears to us that the name of the class of shares, "AAA," may be confusing to investors (because of S&P and Moody`s ratings).
Please explain to us why the name of the class of shares is not misleading.

Fees and Expenses of the Fund

4. Pursuant to Item 3 of Form N-1A, please include the redemption fee under the caption "Shareholder Fees (fees paid directly from your investment)." Please place the shareholder fees above the annual fund operating expenses.

5. Page 8 of the Statement of Additional Information ("SAI") discloses that the Fund may invest in other investment companies. Pursuant to
Investment Company Act Release 27399, please add the separate line item for "Acquired Fund Fees and Expenses" to the Fee Table to reflect this fact, if appropriate.

Investment Objective, Policies and Risk Information

6. Under the heading, "Socially Responsible Investing," it states that
"the Fund will invest substantially all of its assets in companies that satisfy, at the time of investment, the socially responsible guidelines employed by the Fund." Please explain to us whether "substantially all" is a higher standard than an 80% policy of investing in socially responsible companies. If it is not a higher standard, please include a policy of investing at least 80% in socially responsible companies.

7. It states that "the Fund will employ an environmental screen in order to avoid the worst polluters and identify companies that have a positive overall environmental record." Please disclose the standard(s) for rejecting the worst polluters and identifying companies with a positive overall environmental record.

8. Please explain to us whether the description of "Socially Responsible Investing," included in the prospectus is all-inclusive or a summary of a more detailed basis of analysis. If it is the latter, please state whether the more detailed basis of analysis is available to shareholders. In addition, please state whether or not the Board of Directors must approve any changes to the social guidelines.

9. It states that the Fund may invest in warrants. Please include the risks of investing in warrants, if appropriate.

10. It states that the Fund may also use the following investment techniques: Options and Futures. Please disclose the Fund`s current intention of using these investment techniques, and please disclose if there are any limits to using these investment techniques. In addition, please add the risks of investing in options and futures.

11. Will the Fund have high portfolio turnover? If so, please disclose the applicable risks.



Purchase of Shares

12. Under the heading "Third Party Arrangements," it states that the
Fund may also make payments to third parties out of its own assets (other than 12b-1 payments)." Please disclose the nature of these payments to third parties including the circumstances and conditions in which the Fund expects to make such payments.

Redemption of Shares

13. It states that "the redemption fee will not apply to redemptions of shares where...(iv) the shares were purchased through programs that the Adviser determines to have appropriate anti-short-term trading policies in place or as to which the Adviser has received assurances that look through redemption fee procedures or effective anti-short-term trading policies and procedures are in place." Please explain to us whether this exception is subject to standards established by the
Fund`s Board of Directors.


STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Risks

14. It states on page 3 of the SAI that "when the Adviser deems appropriate the Fund may also invest up to 25% of its assets in more speculative convertible debt securities, provided such securities have a rating of, or equivalent to, at least an S&P rating of "B"." Please disclose this information in the prospectus and include the appropriate risks of investing in non-investment grade securities.


GENERAL

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

16. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

17. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

		*		*		*		*

      If you have any questions about these comments, please call me at 202-551-6957.

      							Sincerely,



      							Laura E. Hatch
      							Staff Accountant
Mr. Dominick Pugliese, Esq.
April 4, 2007
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